UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2026

Gin & Luck Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-0906953
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1604 Philadelphia Pike, Suite 263 Wilmington, Delaware	19809
(Address of principal executive offices)	(Zip Code)

(213) 613-0464
Registrant’s telephone number, including area code

Series B Preferred Stock; Series C-1 Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Commission File No. 024-11463

In this Semiannual Report, the term “Gin & Luck,” “we,” “us,” “our,” or “the Company” refers to Gin & Luck Inc.

THIS SEMIANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations for the six-month period ended June 30, 2026 (“Interim 2026”) and the six-month period ended June 30, 2025 (“Interim 2025”) should be read in conjunction with our financial statements and the related notes included in this semiannual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed below.

The unaudited financial information set forth below with respect to Interim 2026 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when the review of historical financial statements is completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information. In the opinion of management, however, all adjustments necessary to make the interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2026.

Overview

Gin & Luck Inc. is a corporation organized under the laws of the State of Delaware on October 8, 2020, pursuant to a statutory conversion of Gin & Luck LLC, a Delaware limited liability company. Gin & Luck LLC was originally formed as a Delaware limited liability company under the name Gin & Luck Opportunity Fund LLC on June 9, 2017, and subsequently changed its name to Gin & Luck LLC on August 16, 2017. In October 2018, David Kaplan, Alex Day, Devon Tarby, and Ravi Lalchandani combined the Death & Co brand and Proprietors LLC to form Gin & Luck, a full-scale hospitality group (the “Reorganization”). Today, the Company operates as a holding company for entities associated with the Death & Co brand, Proprietors LLC, and the Company’s newer Close Company brand.

On October 8, 2020, Gin & Luck LLC converted to a Delaware corporation and exchanged its members’ equity units to shares of stock in the corporation.

The Company derives its revenues from four operating segments: (1) food and beverage sales and related event revenue at the Company’s Death & Co and Close Company locations; (2) consulting and management fees earned through Death & Co Proprietors, LLC, trademark licensing fees (including fees from Death & Co Melbourne and Close Company Las Vegas), sponsorship revenue from the Fashioned digital platform, and other consulting engagements; (3) branded merchandise, cocktail-themed e-commerce sales from the Death & Co online marketplace, books, and ready-to-drink beverages; and (4) revenue from the Company’s invite-only Community Membership program, which provides select members with priority reservation access, a house account, and member discounts at participating locations.

The Company’s mailing address is 1604 Philadelphia Pike, Suite 263, Wilmington, Delaware 19809. As of June 30, 2026, the Company operates six food and beverage locations through its wholly owned subsidiaries: Death & Co New York, Death & Co Denver, Death & Co Los Angeles, Death & Co Washington, D.C., Close Company Nashville, and Close Company Atlanta. Close Company Atlanta is in its ramp-up phase, and Death & Co Seattle opened in August 2026.

In addition to its wholly owned locations, the Company holds a 50% interest in Midnight Auteur Hotels, a joint venture management company that operates the Municipal Grand hotel. The Company also launched two new initiatives in 2026: the Fashioned digital platform and an invite-only Community Membership program.

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The Company’s additional wholly owned subsidiary, Death & Co Proprietors, LLC, licenses “Death & Co” branding and intellectual property and provides consulting and management services to its affiliates, bars, restaurants, and hotels worldwide. The Company also licenses the “Close Company” name and related intellectual property to Venetian Las Vegas Gaming, LLC for the operation of the Close Company Las Vegas bar at The Venetian Resort Las Vegas under a Bar License Agreement dated February 20, 2024, which provides for a $100,000 development fee and a license fee equal to 5% of bar revenue, and has an initial term of five years. In addition, the Company licenses the Death & Co brand and provides related services to AVC Operations Pty Limited in connection with Death & Co Melbourne.

Revenues are presented net of complimentary discounts and sales taxes. Food and beverage revenue is recognized at the point of sale when food and beverages are delivered to customers. Merchandise revenue is recognized upon shipment or delivery. Consulting, management, licensing, and sponsorship revenue is recognized over time as services are performed or over the applicable license or sponsorship term, depending on the arrangement. Revenue from the Company’s Community Membership program is accounted for based on the distinct goods and services promised to members. Membership fees attributable to stand-ready services, including concierge services, exclusive reservation privileges, and access to the Fashioned platform, are recognized on a straight-line basis over the 12-month membership term. Contractual quarterly credits, which range from $225 to $850 per credit depending on the membership tier, represent a separate performance obligation and are recognized as revenue when redeemed. The Company currently estimates no breakage on unredeemed quarterly credits; accordingly, no revenue is recognized for breakage, and amounts associated with unredeemed credits remain deferred until redeemed or otherwise expire. One-time investor memberships are associated with the Company’s equity or profit-sharing arrangements and are accounted for separately from contracts with customers under ASC 606. Revenue from Fashioned platform subscriptions is recognized based on the distinct goods and services promised to subscribers. Subscription fees attributable to stand-ready services are recognized on a straight-line basis over the 12-month subscription term or, for month-to-month subscriptions, over the applicable monthly subscription period.

Results of Operations

Six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025

The following table presents, for the periods indicated, information from our consolidated statements of income, including the percentage change from Interim 2025 to Interim 2026.

	2026		2025
Revenues
Bar and restaurant operations	$7,123,467	93%	$6,430,432	96%
Consulting and management fees	239,554	3	21,932	0
Merchandise sales	206,401	3	249,622	4
Community Membership	51,599	1	0	0
Total Revenues	7,621,022	100%	6,701,986	100%

Cost of Goods Sold	1,610,641	21.1%	1,353,972	20.2%

Gross Profit	$6,010,381	78.9%	$5,348,014	79.8%

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Revenues

Revenues represent four operating segments: (1) food and beverage sales and other income from the Company’s Death & Co and Close Company locations, including events; (2) consulting, management, licensing, and Fashioned platform services; (3) merchandise and retail sales; and (4) Community Membership.

Net revenues for Interim 2026 were $7,621,022, an increase of $919,036, or approximately 13.7%, from $6,701,986 in Interim 2025. The increase was driven primarily by growth in bar and restaurant operations, a significant increase in consulting and management services revenue, and the launch of the Community Membership program. Bar and restaurant revenue increased $693,035, or approximately 10.8%, to $7,123,467 from $6,430,432, driven principally by contributions from new locations that commenced operations after May 2025, including Close Company Atlanta. Bar and restaurant revenue represented approximately 93% of total revenue in Interim 2026.

Consulting and management services revenue increased to $239,554 in Interim 2026 from $21,932 in Interim 2025. The increase was driven by the Fashioned digital platform sponsorship arrangement, including a multi-year Citi Bank sponsorship of approximately $925,000 over three years, trademark licensing fees from Death & Co Melbourne and Close Company Las Vegas, and expanded consulting engagements. The increase was partially attributable to the timing and scope of such projects during the period and may not be indicative of recurring revenue levels in future periods.

Merchandise and retail sales were $206,401 in Interim 2026 compared to $249,622 in Interim 2025, a decrease of approximately 17.3%. The decrease reflects variability in retail demand and limited product availability during the period.

Community Membership revenue was $51,599 in Interim 2026 and represents a new revenue segment with no comparable prior-period revenue.

The Company’s primary costs of revenue consist of alcohol costs (liquor, beer, and wine), food costs, and non-alcoholic beverage costs associated with bar and restaurant operations, as well as merchandise and shipping costs related to retail sales.

	2026	2025
Cost of Goods Sold (COGS)
Alcohol Cost	$1,083,840	$912,397
Food and Non-Alcoholic Beverage	412,573	336,008
Merchandise Cost	114,229	105,567
	$1,610,641	$1,353,972

Cost of goods sold (“COGS”) for Interim 2026 was $1,610,641, representing approximately 21.1% of net revenues, compared to $1,353,972, or approximately 20.2% of net revenues, in Interim 2025. Alcohol costs increased approximately 18.8% to $1,083,840 from $912,397, and food and non-alcoholic beverage costs increased approximately 22.8% to $412,573 from $336,008. The increases were driven principally by the addition of two newly opened venues to the Company’s consolidated results. Merchandise costs increased approximately 8.2% to $114,229 from $105,567. Gross profit for Interim 2026 was $6,010,381, or 78.9% of net revenues, compared to $5,348,014, or 79.8% of net revenues, in Interim 2025. The decline in gross margin reflects the higher proportionate cost structure associated with newly opened locations in their ramp-up phase.

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Operating Expenses

	2026	2025
Operating Expenses	$8,118,891	$7,423,484

Operating expenses consist of salaries and benefits, occupancy costs, supplies and materials, professional fees, general and administrative expenses, depreciation, and pre-opening costs associated with new venues. Operating expenses for Interim 2026 were $8,118,891, an increase of approximately 9.4% from $7,423,484 in Interim 2025. The increase was primarily driven by personnel and occupancy costs associated with the Company’s expanded operating footprint, investments in digital advertising, and continued development of the Fashioned and Community Membership programs.

The Company continued to incur costs associated with new venue openings and expanded operations, including Close Company Atlanta and Death & Co Seattle. These costs included labor, operating supplies and equipment, travel, marketing, technology, professional fees, and other opening-related expenses. The Company also continued to invest in the Fashioned platform and Community Membership program.

Management expects operating expenses to continue to be affected by the expanded venue footprint, the ramp-up of Close Company Atlanta and Death & Co Seattle, investments in the Fashioned platform and Community Membership program, and ongoing labor, marketing, and start-up activities. The Company has shifted its strategic focus from rapid expansion toward optimization and disciplined cost management.

	2026	2025
Income (loss) from operations	$(2,108,510)	$(2,075,470)

Loss from operations for Interim 2026 was $(2,108,510), compared to $(2,075,470) in Interim 2025, representing an increase in the operating loss of approximately $33,040. The modest increase in the operating loss was primarily driven by higher occupancy costs associated with two newly opened locations and other operating expenses related to the Company’s digital advertising campaigns, partially offset by revenue growth.

	2026	2025
Net loss	$(2,234,227)	$(2,050,243)

Net loss for Interim 2026 was $(2,234,227), compared to $(2,050,243) for Interim 2025, an increase of approximately $183,984. The increase in net loss was primarily driven by continued investment in expansion, development of licensed and consulting projects, debt service obligations, and strategic growth initiatives, partially offset by revenue growth across the Company’s operating segments.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are cash generated from operations, proceeds from securities offerings under Regulation A and Regulation D, and available debt financing. The Company’s primary uses of cash include working capital, capital expenditures for venue build-outs, investments in the Fashioned platform and Community Membership program, and debt service obligations.

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In January 2026, the Company commenced a private offering of Simple Agreements for Future Equity (“SAFEs”) pursuant to Rule 506(c) of Regulation D under the Securities Act. As of the date of this report, gross proceeds raised under the SAFE offering total approximately $1,987,548 from 33 investors (of which approximately $1,961,547 was raised on or before June 30, 2026, and approximately $26,001 was raised after period-end). The SAFEs have a post-money valuation cap of $50,000,000 and no discount. The offering remains ongoing and is intended to support working capital, capital expenditures, and other general corporate purposes. Cash and cash equivalents decreased from $719,294, as of December 31, 2025, to $250,614, as of June 30, 2026.

Capital expenditures during Interim 2026 totaled approximately $160,615, consisting of $155,171 for purchases of property and equipment and $5,444 for purchases of intangible assets, compared to approximately $353,706 in Interim 2025. Planned capital expenditures for the remainder of 2026 include approximately $100,000 for the Death & Co Seattle opening and approximately $50,000 for other capital expenditures. The Company also entered into a multi-year Citi Bank sponsorship arrangement for the Fashioned platform, with aggregate committed funding of approximately $925,000 over three years, and launched the Community Membership program, which generated $51,599 of revenue during Interim 2026.

Indebtedness

The following is a summary of the Company’s outstanding indebtedness as of June 30, 2026, unless otherwise noted. The Company uses term loans, merchant cash advances, revenue purchase agreements, related-party promissory notes, convertible notes, and government-sponsored lending facilities to finance operations and growth.

American Express Business Line of Credit Loans. The Company’s subsidiary, Death & Co Denver LLC, maintains a business line of credit with American Express National Bank, under which individual installment loans are issued and personally guaranteed by David Kaplan. As of June 30, 2026, five loans remained outstanding: (i) the July 2025 loan in the original principal amount of $75,300, with an outstanding balance of $6,275.18 (APR 9%); (ii) the October 2025 loan in the original principal amount of $72,500, with an outstanding balance of $26,018.00 (APR 9.90%); (iii) the January 2026 loan in the original principal amount of $51,500, with an outstanding balance of $34,333.33 (APR 25.28%; loan fee rate of 14.82%); (iv) the April 2026 loan in the original principal amount of $49,300, with an outstanding balance of $45,191.67 (APR 25.25%; loan fee rate of 14.82%); and (v) the June 2026 loan in the original principal amount of $37,400, with an outstanding balance of $37,400.00 (APR 23.99%; loan fee rate of 8.40%). Each loan has a 12-month term (except the June 2026 loan, which has a 6-month term), requires monthly payments, and may be prepaid without penalty. The January 2026, April 2026, and June 2026 loans bear a fixed loan fee rather than periodic interest. The outstanding balances stated above represent outstanding principal, exclusive of accrued interest and unamortized loan fees, and aggregate $149,218.18 as of June 30, 2026. The AMEX loans issued in December 2023, September 2024, and February 2025 were each repaid in full prior to or during Interim 2026.

Lightspeed Merchant Cash Advances. As of June 30, 2026, two advances remained outstanding: the August 2025 advance to Death & Co DC LLC with an outstanding balance of $20,750 and the July 2025 advance to Death & Co Denver LLC with an outstanding balance of $67,356, each subject to 11% daily remittances. The September 2025 advance and the earlier East Village, Los Angeles, Washington, D.C., and Denver advances were repaid in full.

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Black Olive Revenue Purchase Agreements. On or about August 29, 2024, the Company entered into a Revenue Purchase Agreement with Black Olive Capital LLC (“Black Olive”), pursuant to which Black Olive advanced $400,000 in exchange for the purchase of $516,000 of the Company’s future receivables. That agreement was repaid in full in October 2025. In October 2025, the Company entered into a new Revenue Purchase Agreement with Black Olive, pursuant to which Black Olive advanced $400,000 in exchange for the purchase of $516,000 of the Company’s future receivables. The October 2025 agreement requires weekly remittances of approximately $7,908, subject to adjustment to approximately 2% of actual revenues, and is secured by a blanket first-priority lien on the Company’s assets and personally guaranteed by the Company’s owners. As of June 30, 2026, the outstanding balance under this arrangement was $175,953.85. On May 27, 2026, the Company entered into a second Revenue Purchase Agreement with Black Olive, pursuant to which Black Olive advanced $150,000 (net funding of $145,951 after a $4,049 origination fee) in exchange for the purchase of $193,500 of the Company’s future receivables. The agreement requires weekly remittances of $2,965.52, subject to adjustment to approximately 1% of actual receipts, and is secured by a blanket first-priority lien on the Company’s assets and personally guaranteed by David Kaplan and Alexander Day. The agreement is governed by New York law. As of June 30, 2026, the outstanding balance under this arrangement was $180,325.

Spurgeon Notes. William Spurgeon, a member of the Company’s Board of Directors, provided a $300,000 promissory note in July 2023 bearing interest at 9% per annum. Pursuant to Amendment No. 4 to the note, dated December 31, 2025, the maturity date was extended to December 31, 2026. On July 31, 2026, after the end of the period covered by this report, the Company and Mr. Spurgeon entered into Amendment No. 5 to the note, pursuant to which interest will continue to accrue at 9% per annum, compounding annually, until January 1, 2027, after which the outstanding principal balance will accrue interest at 12% per annum until its amended maturity date of December 31, 2027. Under the amended note, accrued interest is payable upon demand, subject to the standstill described below. The principal balance was $300,000 as of June 30, 2026, with approximately $80,475 of accrued interest. The Bedrock Promissory Note Agreement described below restricts repayment of the Spurgeon note unless specified conditions are satisfied. Under an Acknowledgment and Standstill Agreement dated July 27, 2026, Mr. Spurgeon agreed, while the Bedrock note remains outstanding, not to demand or accept payment, accelerate or exercise remedies, and deferred any maturity or repayment triggers, except for a repayment permitted under the Bedrock note’s conditions.

W. Schlacks Note. The Company’s $300,000 promissory note with W. Schlacks bore interest at 12% per annum and matured on June 28, 2026. As of June 30, 2026, the note had been repaid in full, and no amounts remain outstanding.

Premiere Ventures. The Company’s refinanced Premiere Ventures note, which had a principal amount of $350,000, bore interest at 12% per annum and matured on June 28, 2026. As of June 30, 2026, the note had been repaid in full, and no amounts remain outstanding.

Credit Purchase Agreement. As of June 30, 2026, the Company had purchased $1,500,000 of electronic credit certificates for aggregate cash consideration of $550,000 under the Credit Purchase Agreement and its amendment, and no additional credit purchases have occurred since October 2025. In March 2026, inKind Cards, Inc. filed financing statements against Death & Co East Village LLC, Death & Co Denver LLC, and Death & Co LA LLC securing dining-credit obligations of those subsidiaries not exceeding $400,000 in the aggregate. The outstanding balance under this arrangement was $245,550 as of June 30, 2026. In addition, effective July 10, 2026, the Company entered into a credit-purchase agreement with Rewards Network, under which approximately $600,590 face amount of dining credits were outstanding (approximately $284,490 cash funded) as of July 2026, with an estimated term of thirteen months.

Little Giant Note. The $50,000 Little Giant note bears interest at 4.5% per annum, requires monthly payments of $934, and matures on December 3, 2026. The outstanding balance was approximately $4,608.84 as of June 30, 2026.

EIDL Loans. The Company’s outstanding EIDL loans have an aggregate balance of approximately $296,629 as of June 30, 2026, consisting of the Proprietors LLC, Death & Co East Village LLC, and Death & Co LA LLC loans, each bearing interest at 3.75% per annum and maturing in August 2050.

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PPP Loans (Historical). The Company’s PPP loans were forgiven in full and are closed. No PPP amounts remain outstanding as of June 30, 2026.

Convertible Promissory Notes (March 2026). In March 2026, the Company issued four convertible promissory notes (the “March 2026 Notes”) with aggregate principal of $1,420,000 to related parties in exchange for the surrender and cancellation of promissory notes previously issued in the same principal amounts: (i) $750,000 to David Kaplan, the Company’s Chief Executive Officer, at 6.397% per annum; (ii) $200,000 to David Kaplan at 12% per annum; (iii) $350,000 to Robert Kaplan and Laurence C. Kaplan at 6.397% per annum; and (iv) $120,000 to David Kaplan and Jenna Gerbino at 8% per annum. The notes mature two years from issuance, are subordinated to senior indebtedness, and automatically convert into equity upon a qualified equity financing at a conversion price based on a $50,000,000 valuation cap. No Qualified Financing or Change of Control occurred during the period.

Bedrock Capital Financing (Subsequent Event). On July 27, 2026, the Company entered into a Promissory Note Agreement with Bedrock Capital Group LLC (“Bedrock”) providing for aggregate borrowings of up to $1,500,000, bearing interest at 12% per annum and maturing on March 1, 2029. As of the date of this report, the Company has received $1,000,000 of advances, with an additional $500,000 to be funded subject to closing conditions. The note is secured by a first-priority security interest in all assets of the Company and its subsidiaries, is guaranteed by each subsidiary and by David Kaplan and Alexander Day, and restricts additional indebtedness exceeding $100,000 without Bedrock’s consent. The holders of the March 2026 Notes subordinated their notes to the Bedrock financing. Events of Default include David Kaplan ceasing to serve as chief executive officer without a successor approved by Bedrock within 60 days. In connection with the financing, the Company issued Bedrock a warrant to purchase 200,000 shares of Class A common stock (subject to adjustment) at an exercise price of $0.01 per share.

The Company continues to carry significant indebtedness, including daily-remittance and revenue-purchase obligations, related-party notes, convertible notes, and EIDL loans. Liquidity pressures in early 2026 prompted the conversion of four related-party promissory notes into convertible notes, while the post-period Bedrock financing and ongoing SAFE offering are intended to support liquidity.

Trend Information

During Interim 2026, the Company’s strategic focus shifted from rapid new-unit expansion toward optimization of its existing operating base, disciplined cost management, and the development of diversified, higher-margin revenue streams. The Company expects this emphasis to continue through the remainder of 2026.

The Company is also diversifying its revenue beyond traditional brick-and-mortar operations. During 2026, the Company launched the Community Membership program, advanced the Fashioned platform, expanded consulting and trademark licensing activities, opened Death & Co Seattle, and continued to pursue capital-efficient growth opportunities, including licensing, management, and other partnership structures intended to support brand expansion while limiting direct capital expenditures.

Close Company Nashville continued to demonstrate favorable operating performance and labor efficiency, while Close Company Atlanta remained in its ramp-up phase. Death & Co Denver benefited from seasonal volume, an expanded events calendar, and Garden Bar operations. Death & Co Los Angeles demonstrated improved cost management and revenue recovery following prior-year operating disruptions, while Death & Co Washington, D.C. continued to experience variability associated with event mix and local market conditions. The Municipal Grand hotel, which is operated by the Company’s 50/50 joint venture, Midnight Auteur Hotels, continued to build room demand and visibility through its Design Hotels by Marriott relationship, although unusually hot and rainy weather adversely affected walk-in traffic during the second quarter of 2026. The Company expects event programming, private events, seasonal activations, menu innovation, targeted digital marketing, and labor scheduling discipline to remain key drivers of venue-level revenue and operating margins.

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Labor continues to be the Company’s most significant controllable operating-cost lever. Management expects higher seasonal revenue volumes in the second half of 2026 to improve labor efficiency and operating leverage, although there can be no assurance that projected revenue growth or labor-cost compression will be achieved.

Beginning in August through October 2026, the Company commenced a corporate restructuring designed to reduce corporate overhead, which the Company expects to complete in October 2026. The restructuring eliminated eight of fifteen corporate positions (approximately 53% of corporate headcount), including the positions comprising the Company’s internal accounting and finance function. The restructuring also includes the amendment or termination, effective after June 30, 2026, of several long-term professional-services agreements, including agreements with related parties. Venue-level staffing and guest-facing operations were not materially affected. Management expects these actions to reduce recurring cash operating costs, improve liquidity, and better align corporate overhead with the Company’s operating scale.

Management believes that projected operating cash flows, anticipated overhead and professional-services cost savings from the restructuring, proceeds from the Bedrock Capital financing, expected Regulation D SAFE proceeds (approximately $1,987,548 raised through the date of this report), anticipated revenue from Death & Co Seattle, recurring Community Membership revenue, Fashioned sponsorship revenue, and expanded consulting and licensing revenue will provide sufficient liquidity to meet obligations as they become due during the twelve-month period following the issuance of the financial statements. Accordingly, management has concluded that substantial doubt does not exist regarding the Company’s ability to continue as a going concern. However, the Company’s liquidity and operating results remain dependent on execution of the restructuring plan, achievement of expected cost savings and revenue growth, availability of financing and capital-raise proceeds on acceptable terms, and continued compliance with applicable debt-service and other contractual obligations.

ITEM 2.	OTHER INFORMATION

Unregistered Sales of Equity Securities. Pursuant to Item 2 of Form 1-SA, the Company is providing the following information regarding unregistered sales of securities during the semiannual period ended June 30, 2026 that were not previously reported on Form 1-U, as well as certain issuances of securities after that date.

SAFE Offering. From January 28, 2026 through June 30, 2026, the Company sold Simple Agreements for Future Equity (“SAFEs”) with a $50,000,000 post-money valuation cap to 32 investors for aggregate gross proceeds of $1,961,546.82, in reliance on Rule 506(c) of Regulation D under the Securities Act of 1933, as amended. The SAFEs convert into preferred stock upon a qualified equity financing at the lower of the financing price and the valuation cap. Related party purchasers include David Kaplan, Chief Executive Officer ($24,999.81), and Jenna Gerbino, Mr. Kaplan’s spouse ($50,001.75). Through the date of this report, the Company has sold SAFEs to 33 investors for aggregate gross proceeds of $1,987,547.73.

Convertible Promissory Notes. On March 19, 20, and 23, 2026, the Company issued four convertible promissory notes with aggregate principal of $1,420,000 to David Kaplan; Robert Kaplan and Laurence C. Kaplan; and David Kaplan and Jenna Gerbino, in exchange for the cancellation of previously outstanding promissory notes of equal principal amount. No cash consideration was received. The notes are convertible into shares of the Company’s capital stock on the terms described under “Indebtedness—Convertible Promissory Notes (March 2026)” in Item 1. The notes were issued in reliance on Rule 506(b) of Regulation D under the Securities Act to holders of the Company’s previously outstanding promissory notes.

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Subsequent Warrant and Equity Awards. On July 27, 2026, in connection with the Bedrock financing described under “Indebtedness—Bedrock Capital Financing” in Item 1, the Company issued to Bedrock a warrant to purchase 200,000 shares of Class A common stock (subject to adjustment) at an exercise price of $0.01 per share, in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended; Bedrock represented that it was an accredited investor, and no commission or other remuneration was paid in connection with the issuance. In August 2026, in connection with a corporate restructuring described under “Trend Information” in Item 1, the Company entered into separation agreements providing for accelerated vesting of equity awards totaling 492,500 shares.

Arrangements Relating to Change of Control. In connection with the Bedrock financing described under “Indebtedness—Bedrock Capital Financing” in Item 1, on September 23, 2026, the Company and certain stockholders holding approximately 80% of the Company’s common stock voting power entered into a Voting and Support Agreement with Bedrock Capital Group LLC and Premiere Ventures LLC. Under the agreement, Bedrock has the right to designate a director to a vacant board seat and, upon specified events including Mr. Kaplan ceasing to serve as chief executive officer, a second director. The stockholders granted Bedrock an irrevocable proxy on specified voting matters.

ITEM 3.	FINANCIAL STATEMENTS

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GIN & LUCK, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025

	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$250,614	$719,294
Accounts receivable, net	553,787	616,603
Inventories, net	581,230	599,123
Prepaid expenses	809,281	446,617
Total current assets	2,194,912	2,381,637

Property and equipment, net	4,677,767	4,741,424
Intangible assets, net	194,660	194,660
Right of use asset	4,796,452	5,106,411
Deposits	125,144	99,594
Investments in joint ventures	1,778,572	1,778,572
TOTAL ASSETS	$13,767,507	$14,302,298

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,191,512	$1,171,409
Accrued expenses and other current liabilities	1,489,016	1,326,413
Current portion of long-term debt	911,654	2,745,439
Lease liability, current portion	697,068	679,576
Deferred Incentive, ST	33,333	–
Deferred revenue	364,056	–
Note payable, current	–	–
Total current liabilities	4,686,639	5,922,837
Long Term liabilities:
Loan payable, stockholder	–	–
Deferred Incentive, LT	50,000	–
Long-term debt, net of current portion	284,102	292,874
Note payable, net of current portion	–	–
Long Term Convertible Note Payable	1,533,325	–
Lease liability, net of current portion	5,937,525	6,290,267
Total current liabilities	7,804,952	6,583,141
TOTAL LIABILITIES	12,491,591	12,505,978

Commitments and contingencies

Stockholders' equity:
Preferred stock, $.0001 par value:
Series A preferred stock: 3,061,653 shares authorized, issued and outstanding as of both June 30, 2026 and December 31, 2025	306	306
Series B preferred stock: 6,847,022 shares authorized, issued and outstanding as of both June 30, 2026 and December 31, 2025	685	685
Series C-1 preferred stock: 6,628,221 shares authorized; 3,225,541 and 1,636,647 shares issued and outstanding as of June 30, 2026 and December 31, 2025	478	473
Series C-2 preferred stock: 754,095 shares authorized, issued and outstanding as of both June 30, 2026 and December 31, 2025	75	75
Common stock, $.0001 par value:
Class A common stock: 34,345,667 shares authorized, 9,999,999 issued and outstanding as of both June 30, 2026 and December 31, 2025	1,000	1,000
Class B common stock: 3,025,000 shares authorized, issued and outstanding as of both June 30, 2026 and December 31, 2025	303	303
Class C common stock: 1,068,220 shares authorized, issued and outstanding as of both June 30, 2026 and December 31, 2025	107	107
Additional paid-in capital	18,097,163	16,383,345
Accumulated deficit	(16,824,201)	(14,589,974)
Total Stockholders’ equity	1,275,916	1,796,320
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$13,767,507	$14,302,298

The accompanying notes are an integral part of these consolidated financial statements.

F-1

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

	Six Months Ended June 30,
	2026	2025
Net revenues	$7,621,022	$6,701,986
Cost of net revenues	1,610,641	1,353,972
Gross profit	6,010,381	5,348,014

Operating expenses:
Salaries, wages and benefits	4,162,812	4,247,434
Occupancy expenses	728,495	626,046
Operating expenses	3,195,738	2,287,751
New store opening expenses	31,846	262,253
Total operating expenses	8,118,891	7,423,484

Loss from operations	(2,108,510)	(2,075,470)

Other income (expense):
Interest expense	(128,979)	(96,325)
Loss from investments in joint ventures	–	–
Other income (expense)	3,262	121,552
Total other income (expense)	(125,717)	25,227

Net loss before income taxes	(2,234,227)	(2,050,243)
Provision for income taxes	–	–
Net loss	$(2,234,227)	$(2,050,243)

Net income (loss) per common share - basic & diluted	$(0.16)	$(0.15)
Net income (loss) per common share - diluted	$(0.16)	$(0.15)

Weighted average common shares outstanding - basic & diluted	14,093,219	14,093,219
Weighted average common shares outstanding - diluted

The accompanying notes are an integral part of these consolidated financial statements.

F-2

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

	Preferred Stock
	Series A		Series B		Series C-1		Series C-2
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2023	3,061,653	$306	6,847,022	$685	$–	$–	$–	$–
Issued for cash, net of offering costs	–	–	–	–	1,600,084	160	–	–
Preferred stock C-1 issued for conversion of convertible Note	–	–	–	–	36,563	4	–	–
Preferred stock C-2 issued for conversion of convertible Note	–	–	–	–	–	–	754,095	75
Warrants issued with promissory notes	–	–	–	–	–	–	–	–
Net loss	–	–	–	–	–	–	–	–
Balances at December 31, 2024	3,061,653	306	6,847,022	685	1,636,647	164	754,095	75
Issued for cash, net of offering costs	–	–	–	–	3,087,388	309	–	–
Net loss	–	–	–	–	–	–	–	–
Balances at December 31, 2025	3,061,653	$306	6,847,022	$685	$4,724,035	$473	$754,095	$75
Issued for cash, net of offering costs	–	–	–	–	54,793	5	–	–
Net loss	–	–	–	–	–	–	–	–
Balances at June 30, 2026	$3,061,653	$306	$6,847,022	$685	$4,778,828	$478	$754,095	$75

	Common Stock						Additional		Total
	Class A		Class B		Class C		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2023	9,999,999	1,000	3,025,000	303	1,068,220	107	8,952,123	(7,075,218)	1,879,306
Issued for cash, net of offering costs	–	–	–	–	–	–	1,772,611	–	1,772,771
Preferred stock C-1 issued for conversion of convertible Note	–	–	–	–	–	–	54,936	–	54,940
Preferred stock C-2 issued for conversion of convertible Note	–	–	–	–	–	–	1,133,029	–	1,133,104
Warrants issued with promissory notes	–	–	–	–	–	–	98,698	–	98,698
Net loss	–	–	–	–	–	–	–	(3,368,524)	(3,368,524)
Balances at December 31, 2024	9,999,999	1,000	3,025,000	303	1,068,220	107	12,011,397	(10,443,742)	1,570,295
Issued for cash, net of offering costs	–	–	–	–	–	–	4,371,948	–	4,372,257
Net loss	–	–	–	–	–	–	–	(4,146,232)	(4,146,232)
Balances at December 31, 2025	9,999,999	$1,000	3,025,000	$303	1,068,220	$107	$16,383,345	$(14,589,974)	$1,796,320
Issued for cash, net of offering costs	–	–	–	–	–	–	1,713,818	–	1,713,823
Net loss	–	–	–	–	–	–	–	(2,234,227)	(2,234,227)
Balances at June 30, 2026	9,999,999	$1,000	3,025,000	$303	1,068,220	$107	$18,097,163	$(16,824,201)	$1,275,916

The accompanying notes are an integral part of these consolidated financial statements.

F-3

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(2,234,227)	$(2,050,243)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	224,272	177,173
Amortization of debt discount	27,311	28,199
Non-cash lease expense	(25,291)	20,169
Changes in operating assets and liabilities:
Accounts receivable	62,816	74,133
Inventory	17,893	(44,369)
Prepaid expenses and other current assets	(362,664)	8,416
Deposits	(25,550)	(49,346)
Accounts payable	20,103	481,846
Accrued expenses and other current liabilities	162,603	(142,898)
Deferred incentives	83,333	–
Deferred revenue	364,056	43,750
Net cash used in operating activities	(1,685,345)	(1,453,170)
Cash flows from investing activities:
Purchase of property & equipment & intangibles	(155,171)	(346,706)
Purchase of intangible assets	(5,444)	(7,000)
Investments in joint ventures	–	(632,650)
Net cash (used in) provided by investing activities	(160,615)	(986,356)
Cash flows from financing activities:
Proceeds from long-term debt	554,651	61,457
Proceeds from note payable	–	750,000
Repayment of note payable	–	(44,211)
Proceeds from convertible note payable	–	–
Principal payments on long-term debt	(891,194)	(735,154)
Proceeds from sale of preferred stock	1,713,823	1,987,015
Net cash provided by financing activities	1,377,280	2,019,107

Net change in cash and cash equivalents	(468,680)	(420,419)
Cash and cash equivalents at beginning of year	719,294	649,273
Cash and cash equivalents at end of June	$250,614	$228,854

Supplemental disclosure of cash flow information:
Cash paid for interest	$128,979	$96,325
Supplemental disclosure of non-cash investing and financing activities:
Exchange of long-term debt for convertible long-term note payable	1,533,325	–

The accompanying notes are an integral part of these consolidated financial statements.

F-4

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

1.	NATURE OF OPERATIONS

Gin & Luck Inc. is a corporation organized under the laws of the State of Delaware on October 8, 2020, pursuant to a statutory conversion of Gin & Luck LLC, a Delaware limited liability company. Gin & Luck LLC was originally formed as a Delaware limited liability company under the name Gin & Luck Opportunity Fund LLC on June 9, 2017 and subsequently changed its name to Gin & Luck LLC on August 16, 2017. In October of 2018, David Kaplan, Alex Day, Devon Tarby, and Ravi Lalchandani combined the Death & Co brand and Proprietors LLC to form Gin & Luck, a full-scale hospitality group. This move allowed an alignment of ownership interest across Proprietors LLC, their management and consulting arm, and Death & Co, their flagship brand (the “Reorganization”). Today, the Company operates as a holding company for entities associated with the Death & Co brand, Proprietors LLC, as well as the Company’s newer Close Company brand.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The Company had a working capital deficit of $2,491,727 and an accumulated deficit of $16,824,201 as of June 30, 2026. The Company also had a net loss of $2,234,227 for the six months ended June 30, 2026. These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing and generate future profitable operations to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has in the past, and is expected to in the future, arrange additional equity or debt financing and grow revenues that may assist in addressing these issues. No assurance can be given that management’s actions will result in additional financing or profitable operations or the resolution of its liquidity problems. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gin & Luck, Inc. and Subsidiaries (the Company) is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity.

F-5

Basis of Presentation and consolidation

The accompanying consolidated financial statements are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Cash

Cash consists of amounts on deposit at financial institutions with a maturity date of less than three months. At times, balances held by the financial institutions may exceed the Federal Deposit Insurance Corporation limit of $250,000. The Company has not experienced any losses related to cash balances, and does not believe significant credit risk exists with respect to cash at June 30, 2026 or December 31, 2025. Restricted cash consists of funds raised on behalf of employees to assist with the effects of the COVID-19 pandemic.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company’s customers are direct consumers and pay at the time of purchase. At June 30, 2026 and December 31, 2025, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories, consisting predominantly of food, liquor, and other beverages, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management’s evaluation of inventory, no allowance for obsolete inventory has been recorded on June 30, 2026, or December 31, 2025.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years for furniture and fixtures, 7 years for machinery and equipment and 15 years for leasehold improvements.

F-6

Intangible Assets

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and amortized over a period of fifteen years. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Non-Compete Agreement

The Company entered into a non-compete agreement in connection with its asset purchase agreement in April 2022 (see Note 4). The asset is amortized over the life of the agreement, which is 3 years.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the six months ended June 30, 2026, or 2025.

Investments in Joint Ventures

The Company uses the equity method of accounting for its investments in joint ventures. Under the equity method, investments are carried at cost and increased or decreased by the Company’s pro-rata share of earnings or losses. The carrying cost of the investments is also increased or decreased to reflect additional contributions or distributions of capital. Any difference in the book equity and the Company’s pro-rata share of the net assets of the investment will be reported as gain or loss at the time of the liquidation of the investment. It is the Company’s policy to record losses in excess of the investment if the Company is committed to provide financial support to the investee.

Warrants

In connection with certain financing, consulting and collaboration arrangements, the Company has issued warrants to purchase shares of its common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards. The Company measures the fair value of the awards using the Black-Scholes option pricing model as of the measurement date. Warrants are recorded at fair value as expense over the requisite service period or at the date of issuance, if there is not a service period. Warrants granted in connection with ongoing arrangements are more fully described in Note 10, Stockholders’ Deficit.

F-7

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation (“ASC 718”). The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as incurred. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The amount of revenue to be recognized reflects the consideration to which the Company is entitled to receive in exchange for the goods or services delivered. To achieve this core principle, the Company applies the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation. The Company adopted the guidance in ASU 2014-09 retrospectively beginning with the year ended December 31, 2019. The Company’s revenues consist of sales at its bars, consulting and management fees, merchandise sales and new community membership program. Revenues from bar and merchandise sales are recognized when payment is tendered at the point of sale and are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Revenue from the Company’s community membership program is accounted for based on the distinct goods and services promised to members. Membership fees attributable to stand-ready services, including concierge services, exclusive reservation privileges, and access to the Fashioned platform, are recognized on a straight-line basis over the 12-month membership term. Contractual quarterly credits, which range from $225 to $850 per credit depending on the membership tier, represent a separate performance obligation and are recognized as revenue when redeemed. The Company currently estimates no breakage on unredeemed quarterly credits; accordingly, no revenue is recognized for breakage, and amounts associated with unredeemed credits remain deferred until redeemed or otherwise expire. One-time investor memberships are associated with the Company’s equity or profit-sharing arrangements and are accounted for separately from contracts with customers under ASC 606.

F-8

Pursuant to ASU 2014-09 (ASC 606), the Company identifies a single performance obligation in its consulting and management fee contracts, recognizing revenue over time as the performance obligation is satisfied. Payments received in excess of fees earned for services performed are recorded as deferred revenue, which amounted to $239,554 and $910,074 as of June 30, 2026, and December 31, 2025, respectively. Under the same guidance, mandatory service charges, such as automatic gratuities for large parties, are recognized as revenue when the related performance obligation is satisfied.

The Company recognizes a liability upon the sale of gift cards and recognizes revenue when these gift cards are redeemed. Based on historical redemption patterns, management can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage.” Breakage is recognized over a three-year period in proportion to historical redemption trends and is classified as revenues in the consolidated statements of operations. Breakage was considered to be immaterial for the six months ended June 30, 2026 and December 31, 2025. Incremental direct costs related to gift card sales, including commissions and credit card fees, are deferred and recognized in earnings in the same pattern as the related gift card revenue. There were no changes to our accounting for gift card revenue and related costs upon adoption of the new revenue recognition standard.

Advertising

Advertising costs are expensed as incurred. For the six months ended June 30, 2026, and 2025, advertising expenses, excluding the Raise Campaign, totaled $79,303 and $97,252, respectively.

Pre-Opening Costs (NSO Costs)

The Company’s pre-opening costs are generally incurred beginning four to six months prior to a location opening and typically include restaurant employee wages and related expenses, general and administrative expenses, promotional costs associated with the location opening and rent, including any non-cash rent expense recognized during the construction period. These costs are expensed as incurred and recorded under the NSO general ledger expense category.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

∙	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
∙	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
∙	Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

F-9

The carrying amounts reported in the balance sheet approximate fair value.

Offering Costs

Costs associated with the offering of the Company’s securities are recorded as a reduction of additional paid-in capital received.

Leases

The Company accounts for leases under ASC 842 – Leases. The company does not apply the recognition requirements for leases with a term of twelve months or less.

The Company determines if an arrangement is a lease, or includes an embedded lease, at inception for each contract or agreement. A contract is or contains an embedded lease if the contract meets all of the below criteria:

(i)       there is an identified asset

(ii)      the Company obtains substantially all of the economic benefits of the asset

(iii)     the Company has the right to direct the use of the asset

The Company’s operating lease agreements include office, bar and commercial space. ROU assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The operating lease ROU assets and operating lease liabilities include any lease payments made, including any variable amounts that are based on an index or rate, and exclude lease incentives. Variability that is not due to an index or rate, such as payments made based on hourly rates, are excluded from the lease liability. Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the operating ROU asset and operating lease liability when they are at our discretion and considered reasonably certain of being exercised. Over the lease term, the Company uses the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized in a manner that results in straight-line expense recognition. (See Note 16).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

F-10

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. In April 2020, FASB delayed implementation of ASU 2014-09 until years beginning after December 15, 2021. The Company adopted ASC 842 on January 1, 2022, and recognized a Right-of-use asset and lease liability of $5,716,226.

4.	ASSET PURCHASE AGREEMENT

On April 1, 2022, the Company’s subsidiary Death & Co. LLC entered into an asset purchase agreement with Columbia Room, LLC, a DC limited liability company. Columbia Room is a cocktail bar located in Washington, DC.

The Company evaluated the acquisition under ASC 805 and determined it was accounted for as an asset acquisition. The Company primarily entered into a non-compete agreement and acquired some existing property and equipment.

The following is a summary of the assets acquired, and purchase consideration paid:

Non-compete agreement	$492,614
Property and equipment, net	132,386
Total assets acquired	$625,000

Cash	$300,000
Promissory note - payable monthly over 3 years	325,000
Purchase price consideration	$625,000

The non-compete agreement will be amortized over three years.

5.	PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2026, and December 31, 2025 consists of the following:

	June 30,	December 31,
	2026	2025
Leasehold improvements	$4,901,072	$4,934,106
Machinery and equipment	200,439	200,439
Furniture and fixtures	1,346,195	1,152,630
	6,447,706	6,287,175
Less: Accumulated depreciation	(1,769,939)	(1,545,751)
	$4,677,767	$4,741,424

Depreciation expense totaled $224,188 and $171,729 for the six months ended June 30, 2026 and 2025, respectively.

F-11

In connection with the asset purchase agreement in April 2022 (see Note 4), the Company acquired $92,982 in machinery and equipment and $39,404 in furniture and fixtures.

6.	INTANGIBLE ASSETS

Intangible assets at June 30, 2026 and December 31, 2025 consists of the following:

	June 30,	December 31,
	2026	2025
Liquor (Beverage) License	$187,205	$187,205.00
Non-Compete Agreement	328,409	328,409
Trademarks	7,455	7,455
	523,069	523,069
Less: Accumulated amortization	(328,409)	(328,409)
	$194,660	$194,660

Amortization expense totaled $5,444 and $5,444 for the six months ended June 30, 2026 and 2025, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2026	2025
Accrued Expenses	$420,075	$76,811
Accrued Interest	122,340	122,340
Accrued Payroll	174,845	238,492
Gift Certificates Outstanding	50,782	51,040
InKind House Account Liability	242,279	344,744
Accrued rent	185,225	188,807
Sales Tax Payable	170,300	229,242
Tips Payable	123,170	74,937
TOTAL:	$1,489,016	$1,326,413

8.	INVESTMENTS IN JOINT VENTURES

The Company uses the equity method of accounting for its investments in joint ventures. These investments represent entities that the Company does not control, but where the Company’s interest is between 20% and 50% and the Company has an ability to exercise influence over the entity. Under the equity method, investments are carried at cost and increased or decreased by the Company’s pro-rata share of earnings or losses. The carrying cost of the investments is also increased or decreased to reflect additional contributions or distributions of capital. Any difference in the book equity and the Company’s pro-rata share of the net assets of the investment will be reported as gain or loss at the time of the liquidation of the investment.

F-12

During 2021, the Company, through its subsidiary G&L Hotel Holdings, LLC, acquired a 50% interest in two joint ventures formed as limited liability companies to operate hospitality businesses. The other 50% interest in each joint venture is held by a third-party owner of the hotel in which the Company operates its Denver location. The first joint venture is Midnight Auteur, LLC, which has a nominal impact on the overall consolidated financial statements. The second joint venture is M/A Capital Ventures, in which the Company has a 41% ownership. At June 30, 2026 and at at the end of 2025, the Company contributed an additional $0 and $400,000, respectively, and recorded a loss from the investment of $0 and $17,199, respectively. The joint venture has nominal assets, other than its investment of approximately $1,500,000 in M/A Capital Ventures – Savannah LLC (“Savannah”). Savannah is the owner of real estate in which a 44-room boutique hotel is located in Savannah, Georgia.

9.	LOANS PAYABLE

In December 2023, the Company was issued a Business Line of Credit Loan from American Express National Bank (the “AMEX Loan Dec 2023”) in the aggregate amount of $115,000. The AMEX Loan Dec 2023 bore interest at a monthly rate of 9% and was payable in monthly installments, with a one-year maturity from origination. The Company could prepay amounts outstanding under the facility at any time without penalty. The AMEX Loan Dec 2023 was repaid in full during Fiscal 2025, and no balance remains outstanding.

In September 2024, the Company secured a loan from American Express National Bank (the “AMEX Loan Sep 2024”) with a 12-month term, providing $130,800 in funding. The Amex Loan Sep 2024 bore interest at 9% per annum and was payable in monthly installments until September 2025, the maturity date. The AMEX Loan Dec 2023 was repaid in full during Fiscal 2025, and no balance remains outstanding.

In February 2025, the Company secured a loan from from American Express National Bank (the “AMEX Loan #2”) in the aggregate amount of $60,200. The AMEX Loan #2 bears interest at a rate of 9% per annum, has a one-year maturity, and requires monthly payments. The AMEX Loan #2 may be repaid at any time prior to maturity with no repayment penalties. The loan was repaid in full as of June 30, 2026, and no balance remains outstanding.

In July 2025, the Company secured a loan from American Express National Bank (the “AMEX Loan July 2025”) with a 12-month term, providing $75,300 in funding. The Amex Loan July 2025 bears interest at 9% per annum and requires monthly repayments of principal and interest until the maturity date. At June 30, 2026, the outstanding balance was $6,651.50.

In October 2025, the Company secured a loan from American Express National Bank (the “AMEX Loan Oct 2025”) with a 12-month term, providing $72,500 in funding. The Amex Loan Oct 2025 bore interest at 9.90% per annum and was payable in monthly installments until October 2026, the maturity date. At June 30, 2026, the outstanding balance under the AMEX Loan Oct 2025 was $25,761.64.

In February 2026, the Company secured a loan from American Express National Bank (the “AMEX Loan Feb 2026”) with a 12-month term, providing $51,500 in funding. The Amex Loan Feb 2026 bore interest at 14.82% per annum and requires monthly repayments of principal and interest until the maturity date. At June 30, 2026, the outstanding balance was $38,010.42.

In May 2026, the Company secured a loan from American Express National Bank (the “AMEX Loan May 2026”) with a 12-month term, providing $49,300 in funding. The Amex Loan May 2026 bore interest at 14.82% per annum and requires monthly repayments of principal and interest until the maturity date. At June 30, 2026, the outstanding balance was $51,551.36.

In June 2026, the Company secured a loan from American Express National Bank (the “AMEX Loan Jun 2026”) with a 6-month term, providing $37,400 in funding. The Amex Loan Jun 2026 bore interest at 8.4% per annum and requires monthly repayments of principal and interest until the maturity date. At June 30, 2026, the outstanding balance was $40,541.60.

F-13

In September 2025, Lightspeed Capital advanced the Company $125,000 under a merchant cash advance arrangement that requires daily remittances equal to 11% of credit and debit card sales until a total of $140,625 (representing the $125,000 advance plus a fixed $15,625 finance fee). The loan was repaid in full as of June 30, 2026, and no balance remains outstanding.

In August 2025, Lightspeed Capital advanced the Company $146,000 under a merchant cash advance arrangement that requires daily remittances equal to 11% of credit and debit card sales until a total of $165,214 (representing the $146,000 advance plus a fixed $19,214 finance fee) has been repaid, with no prepayment provisions. At June 30, 2026, the outstanding balance under this arrangement was $20,750.

In July 2025, Lightspeed Capital advanced the Company $245,000 under a merchant cash advance arrangement that requires daily remittances equal to 11% of credit and debit card sales until a total of $269,5000 (representing the $245,000 advance plus a fixed $24,5000 finance fee) has been repaid, with no prepayment provisions. At June 30, 2026, the outstanding balance under this arrangement was $67,356.

On or about June 21, 2024, Death & Co East Village LLC received a cash advance equal to $199,000 from Lightspeed Capital (“East Village Cash Advance”). Lightspeed Capital is an affiliate of Death & Co East Village LLC’s point of sale system. The East Village Cash Advance bore interest at an annual rate of 14% and was repaid through daily remittances equal to 8% of sales until satisfied. The East Village Cash Advance was repaid in full during Fiscal 2025, and no balance remains outstanding.

On or about June 21, 2024, Death & Co LA LLC received a cash advance equal to $200,300 from Lightspeed Capital (“Los Angeles Cash Advance”). Lightspeed Capital is an affiliate of Death & Co LA LLC’s point of sale system. The East Village Cash Advance bore interest at an annual rate of 14% and was repaid through daily remittances equal to 8% of sales until satisfied. The Los Angeles Cash Advance was repaid in full during the year ended June 30, 2025, and no balance remains outstanding.

On or about June 21, 2024, Death & Co DC LLC received a cash advance equal to $212,000 from Lightspeed Capital (“DC Cash Advance”). Lightspeed Capital is an affiliate of Death & Co DC LLC’s point of sale system. The DC Cash Advance bears interest at an annual rate of 14% and is repaid through daily remittances equal to 8% of sales until satisfied. The DC Cash Advance was repaid in full as of June 30, 2026, and no balance remains outstanding

On or about June 21, 2024, Death & Co Denver LLC received a cash advance equal to $250,000 from Lightspeed Capital (“Denver Cash Advance”), with a total repayment obligation of approximately $285,000, inclusive of a $35,000 finance fee. Lightspeed Capital is an affiliate of Death & Co Denver LLC’s point of sale system. The Denver Cash Advance bore interest at an annual rate of 14% and was repaid through daily remittances equal to 8% of sales until satisfied. The Denver Cash Advance was repaid in full during the year ended June 30, 2025, and no balance remains outstanding.

On or about August 29, 2024, the Company entered into a Revenue Purchase Agreement with Black Olive Capital LLC (“Black Olive”), pursuant to which Black Olive advanced $400,000 in exchange for the purchase of $516,000 of the Company’s future receivables (the “Black Olive Rev Purchase”). The Black Olive Rev Purchase was repaid in full in October 2025. In October 2025, the Company entered into a new Revenue Purchase Agreement with Black Olive, pursuant to which Black Olive advanced $400,000 in exchange for the purchase of $516,000 of the Company’s future receivables. The agreement requires weekly remittances of approximately $7,908, subject to adjustment to approximately 2% of actual revenues, and is secured by a blanket first-priority lien on the Company’s assets and personally guaranteed by the Company’s owners. At June 30, 2026, the outstanding balance under this arrangement was $175,953.85.

On May 27, 2026, the Company entered into a Revenue Purchase Agreement with Black Olive Capital LLC (“Black Olive”), pursuant to which Black Olive advanced $150,000 in exchange for the purchase of $193,500 of the Company’s future receivables (the “Black Olive Rev Purchase”). The agreement requires weekly remittances of approximately $2,965, subject to adjustment to approximately 1% of actual revenues, and is secured by a blanket first-priority lien on the Company’s assets and personally guaranteed by the Company’s owners. At June 30, 2026, the outstanding balance under this arrangement was $180,325.

F-14

In May 2023, the Company entered into a Credit Purchase Agreement (the “Credit Purchase Agreement”) for the purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company’s restaurant locations. Upon the occurrence of certain conditions, the Company may sell tranches of $300,000 of credit certificates at a purchase price of $150,000 per tranche. Subsequently, on February 12, 2025, the Company amended the Credit Purchase Agreement (the “1st Amendment to Credit Purchase Agreement”) to allow for the additional purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company’s restaurant locations. Subject to certain conditions, the Company agreed to sell a tranche of $200,000 of credit certificates at a purchase price of $100,000. To date, $1,100,000 worth of credit certificates have been purchased, for a total of $550,000 received by the Company.

During August and September 2020, the Company’s subsidiaries were issued loans from the U.S. Small Business Administration (“SBA”) in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans (“EIDL”) Program of the CARES Act, under the following terms: (i) On August 13, 2020 Proprietors LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 13, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021. (ii) On August 14, 2020, Death & Co East Village LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 14, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021. (iii) On August 27, 2020, Death & Co LA LLC was issued an EIDL loan from the SBA in the amount of $17,500. The loan matures on August 27, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 27, 2021. At June 30, 2026, the aggregate outstanding balance under the EIDL loans was approximately $296,629.

In May 2020, the Company was issued PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the PPP. The loans bear interest at a rate of 0.98% per annum, payable monthly and commenced on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021, and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935.

The following is a schedule of future principal payments due on the Company’s long-term debt:

Year Ending December 31,	Amount
2026	$911,654
2027	8,772
2028	8,772
2029	8,772
Thereafter	257,786
$1,195,756

10.	NOTE PAYABLE

On or about July 24, 2023, William Spurgeon, a director on the Company’s Board of Directors to the Company, made a loan to the Company in the amount of $300,000 (the “Spurgeon Note”). The Spurgeon Note bears interest at a rate of 9% per annum and provides for repayment of principal and accrued interest upon the earlier of three years from issuance or the occurrence of the Company’s next financing round, which occurred on July 17, 2024. The maturity date has since been extended to September 1, 2025, and subsequently to December 31, 2026 pursuant to amendments to the note. At June 30, 2026, the outstanding principal balance was $300,000, plus accrued interest of approximately $80,475.00.

F-15

On February 26, 2025, William Spurgeon, a director on the Company’s Board of Directors, made a loan to the Company in the principal amount of $200,000 (the “2025 Spurgeon Promissory Note”). The 2025 Spurgeon Promissory Note bore interest at a rate of 12% per annum and was originally scheduled to mature on September 30, 2025. The note was repaid in full on September 8, 2025, and no amounts remain outstanding. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

In June 2023, David Kaplan, the Company’s Chief Executive Officer and a director of its Board of Directors, and Jenna Gerbino, in their joint capacity, made a loan to the Company in the principal amount of $120,000 (the “DK & JG Promissory Note”). The DK & JG Promissory Note originally bore interest at a rate of 8% per annum and was initially due two months from issuance. In November 2023, the DK & JG Promissory Note was amended to provide that interest accrued at a rate of 8% per annum through October 31, 2023 and 12% per annum thereafter, with a maturity date of April 30, 2024. The maturity date was subsequently extended to December 31, 2026 pursuant to further amendments to the promissory note. On March 23, 2026, the Company issued a convertible promissory note to David Kaplan and Jenna Gerbino in consideration for the cancellation and extinguishment of all amounts then outstanding under the DK & JG Promissory Note. Accordingly, the DK & JG Promissory Note was no longer outstanding as of March 23, 2026. See “Convertible Promissory Notes” below for a description of the terms of the convertible promissory note.

On February 26, 2025, David Kaplan, the Company’s Chief Executive Officer and a member of its Board of Directors, made a loan to the Company in the principal amount of $200,000 (the “2025 DK Promissory Note”). The 2025 DK Promissory Note bears an interest at a rate of 12% per annum and was originally scheduled to mature on September 30, 2025. The maturity date was subsequently extended to December 31, 2026 pursuant to an Amendment No. 1 to Promissory Note Agreement. On March 19, 2026, the Company issued a convertible promissory note to David Kaplan in consideration for the cancellation and extinguishment of all amounts then outstanding under the 2025 DK Promissory Note. Accordingly, the 2025 DK Promissory Note was no longer outstanding as of March 19, 2026. See “Convertible Promissory Notes” below for a description of the terms of the convertible promissory note.

On January 16, 2025, Robert and Laurence Kaplan, family members of David Kaplan, the Company’s Chief Executive Officer and a director on the Company’s Board of Directors, made a loan to the Company in the amount of $350,000 (the “2025 R&L Kaplan Promissory Note”). The 2025 R&L Kaplan Promissory Note bears interest at a rate of 6.397% per annum and was originally scheduled to mature on May 1, 2025. The maturity date was subsequently extended to September 1, 2025 and further extended to December 31, 2026 pursuant to amendments to the promissory note. On March 20, 2026, the Company issued a convertible promissory note to Robert Kaplan and Laurence C. Kaplan in consideration for the cancellation and extinguishment of all amounts then outstanding under the 2025 R&L Kaplan Promissory Note. Accordingly, the 2025 R&L Kaplan Promissory Note was no longer outstanding as of March 20, 2026. See “Convertible Promissory Notes” below for a description of the terms of the convertible promissory note.

On February 14, 2024, David Kaplan, the Company’s Chief Executive Officer and a member of its Board of Directors, made a loan to the Company in the amount of $750,000 (the “DK Promissory Note”). The DK Promissory Note bears an interest rate of 6.397% per annum and was originally scheduled to mature on December 31, 2024. The maturity date was subsequently extended, most recently to December 31, 2026, pursuant to amendments to the promissory note. At June 30, 2026, the full principal amount of the note remained outstanding. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah. On March 19, 2026, the Company issued a convertible promissory note to David Kaplan in consideration for the cancellation and extinguishment of all amounts then outstanding under the 2025 DK Promissory Note. Accordingly, the 2025 DK Promissory Note was no longer outstanding as of March 19, 2026. See “Convertible Promissory Notes” below for a description of the terms of the convertible promissory note.

F-16

On or about September 26, 2024, the Company entered into a Promissory Note with William J. Schlacks IV in the principal amount of $300,000 (“W. Schlacks Note”). The W. Schlacks Note bears interest at a rate of 12% per annum and is payable in monthly installments, with a maturity date of June 28, 2026. At June 30, 2026, the outstanding balance under the W. Schlacks Note was $15,725.72. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

In December 2023, the Company executed a Promissory Note with Premiere Ventures LLC in consideration for loan proceeds in the aggregate amount of $500,000 (the “December 2023 Promissory Note”). The December 2023 Promissory Note bore interest at a rate of 12% per annum and required equal monthly payments of principal and interest beginning March 18, 2024 through December 18, 2024. On or about September 26, 2024, after substantial repayment of the December 2023 Promissory Note, the remaining balance was refinanced pursuant to an amended and restated promissory note (the “Refinanced Premiere Promissory Note”), with the principal amount increased to $350,000. The Refinanced Premiere Promissory Note bears interest at a rate of 12% per annum, compounding annually, and is payable in equal monthly installments, with a maturity date of June 28, 2026. At June 30, 2026, the outstanding balance under the Refinanced Premiere Promissory Note, net of unamortized discount, was $14,037.68.

In July 2026, the Company executed a Promissory Note Agreement with Bedrock Capital Group LLC, which provides for aggregate borrowings of up to $1,500,000 (the “Bedrock Promissory Note”). The Bedrock Promissory Note bears interest at 12% per annum, calculated using an actual/360-day convention, and matures on March 1, 2029. The Company received an initial advance of $500,000 on July 27, 2026 and an additional $500,000 contingency advance on August 11, 2026. Monthly principal and interest payments of $38,826.82 commence on October 1, 2026, together with $9,166.67 of accrued stub-period interest payable on that date. The remaining $500,000 potential advance is contingent on future milestones and lender approval.

In April 2022, Death & Co DC LLC, a subsidiary of the Company, executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $325,000 (the “April 2022 Promissory Note”). The April 2022 Promissory Note bore interest at a rate of 4.5% per annum and was payable in thirty-six equal monthly installments of principal and interest, with a maturity date of September 1, 2025. Monthly payments commenced on September 1, 2022. The April 2022 Promissory Note was repaid in full on September 30, 2025, and no balance remains outstanding.

In December 2021, the Company entered into a Guaranty with Little Giant, LLC, a Maine limited liability company, pursuant to which the Company guaranteed the obligations of G&L Maine LLC, a now dissolved subsidiary of the Company, under a promissory note in the principal amount of $50,000 (the “Little Giant Note”). The Little Giant Note was issued in connection with, and as partial consideration for, that certain Asset Purchase Agreement, dated October 7, 2021, between G&L Maine LLC and Little Ginat, LLC. The Little Giant Note bears interest at a rate of 4.5% per annum and is payable in monthly installments of $934, with a maturity date of February 3, 2027. At June 30, 2026, the outstanding balance under the Little Giant Note was approximately $4,608.84.

Convertible Promissory

In March 2026, the Company issued four convertible promissory notes (collectively, the “Convertible Notes”) with aggregate stated principal of $1,420,000 in exchange for and cancellation of certain previously outstanding promissory notes (the “Original Notes”). The Convertible Notes consist of: (i) a $750,000 note issued to David Kaplan, bearing simple interest at 6.397% per annum and maturing on March 19, 2028; (ii) a $200,000 note issued to David Kaplan, bearing simple interest at 12.0% per annum and maturing on March 19, 2028; (iii) a $350,000 note issued to Robert Kaplan and Laurence C. Kaplan, bearing simple interest at 6.397% per annum and maturing on March 20, 2028; and (iv) a $120,000 note issued to David Kaplan and Jenna Gerbino, bearing simple interest at 8.0% per annum and maturing on March 23, 2028.

F-17

The exchange agreements provide that all obligations under the Original Notes, including outstanding principal and accrued interest, were fully satisfied and discharged in exchange for the Convertible Notes, and that the Original Notes are null and void. The Convertible Notes bear simple interest calculated using an Actual/365-day convention and accrue interest on the outstanding principal until paid or converted. Unless previously paid or converted, principal and accrued but unpaid interest are due and payable upon the applicable holder’s request on or after the applicable maturity date. The Convertible Notes are subordinated in right of payment to specified senior indebtedness.

Conversion Provisions

At any time on or after the applicable maturity date, if a Convertible Note has not been previously paid or converted, the holder may elect to convert the outstanding principal and accrued but unpaid interest into shares of the Company’s common stock. The maturity conversion price equals $50,000,000 divided by the Company Capitalization as of the applicable maturity date. Company Capitalization is defined in the Convertible Notes and includes, without double counting and on an as-converted-to-common-stock basis, issued and outstanding capital stock, SAFEs and other convertible securities, issued and outstanding options, certain promised but ungranted options, and applicable shares reserved and available for future grant under the Company’s equity incentive or similar plans.

If a Qualified Financing occurs while a Convertible Note remains outstanding, the note automatically converts into the equity securities sold in the Qualified Financing at the lower of: (i) the price per share paid by new-money investors in the Qualified Financing; or (ii) $50,000,000 divided by Company Capitalization immediately before the Qualified Financing. If the applicable conversion price is below the price paid by new-money investors, the Company may elect to issue a newly created series of preferred stock having rights substantially identical to the securities sold in the Qualified Financing, subject to the conversion-price-based adjustments specified in the Convertible Notes. In the event of a Change of Control while a Convertible Note remains outstanding, the holder is entitled to cash repayment equal to the greater of: (i) outstanding principal plus accrued but unpaid interest; or (ii) the value the holder would have received upon a hypothetical conversion into common stock using the $50,000,000 capitalization formula.

No Qualified Financing or Change of Control occurred while the Convertible Notes were outstanding during the period ended June 30, 2026. Accordingly, the Convertible Notes did not convert into preferred stock during the year, and the $1.81044 per-share price associated with the Company’s Preferred C-1 stock was not used as the contractual conversion price for the Convertible Notes.

11.	STOCKHOLDERS’ EQUITY

Authorized and outstanding stock at June 30, 2026 consist of the following:

	Authorized	Outstanding
Series A preferred	3,061,653	3,061,653
Series B preferred	6,847,022	6,847,022
Series C-1 preferred	4,778,828	4,778,828
Series C-2 preferred	754,095	754,095
Common Class A	34,345,667	9,999,999
Common Class B	3,025,002	3,025,000
Common Class C	1,068,220	1,068,220
	55,729,880	28,081,530

F-18

During the year ended December 31, 2025, the Company issued 1,636,647 shares of Series C-1 preferred stock. Of these, 36,563 shares were issued upon conversion of a convertible note, and the remaining 1,600,084 shares were issued for net proceeds of $1,772,771.

During the year ended December 31, 2025, the Company issued 754,095 shares of Series C-2 preferred stock upon conversion of a convertible note.

In January 2026, the Company commenced a private offering of Simple Agreements for Future Equity (“SAFEs”) pursuant to Rule 506(c) of Regulation D under the Securities Act. As of the date of this report, gross proceeds raised under the SAFE offering total approximately $1,987,548 from 33 investors (of which approximately $1,961,547 was raised on or before June 30, 2026, and approximately $26,001 was raised after period-end). The SAFEs have a post-money valuation cap of $50,000,000 and no discount. The offering remains ongoing and is intended to support working capital, capital expenditures, and other general corporate purposes. Cash and cash equivalents decreased from $719,294, as of December 31, 2025, to $250,614, as of June 30, 2026.

Voting Agreement and Investors’ Rights Agreement

At June 30, 2026, and December 31, 2025, the Company’s stockholders are governed by a Voting Agreement and an Investors’ Rights Agreement. Prior to conversion to a corporation, the LLC’s unit holders were governed by the LLC agreement which contained provisions similar to the current agreements. Key provisions of the Voting Agreement and Investors’ Rights Agreement are as follows:

Board of Directors

The Company is managed by a Board of Directors (the Board) consisting of six individuals. The Company’s Chief Executive Officer is designated as a board member. Three and two board members are elected by the holders of the Company’s common and preferred stock, respectively.

Conversion Rights

Preferred shares are convertible into common shares at the option of the stockholder at any time prior to the closing of a liquidation event. As of December 31, 2023, each share of preferred stock is convertible into one share of common stock. The conversion rate is subject to adjustment for stock splits, stock dividends, or other events.

In addition, each share of preferred stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, or at the election of the majority of holders of the preferred shares voting as a single class on an as-converted basis. Preferred shares convert into the same number of shares of common stock regardless of whether converted voluntarily or automatically.

Liquidation Rights

In the event of a liquidation, deemed liquidation or dissolution of the Company, all holders of preferred shares will be entitled to a liquidation preference that is senior to holders of the common shares, and which will be calculated as the greater of the original price paid plus any declared but unpaid dividends, or the amount payable had all preferred shares been converted to common shares. Holders of common shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of any liquidation preference granted to the holders of preferred shares.

F-19

Approved sale

In the event of an offer from a third party to purchase not less than 50% of the outstanding voting power of the Company, such an offer would have to be approved by the Board and a majority interest of the common and preferred stockholders, each voting as separate classes.

“Drag-along” rights

In the event of an approved sale or a deemed liquidation event, all stockholders would be required to sell a proportionate number of their shares on the same terms and conditions applicable to all other units subject to purchase.

Right of First Offer

If the Company proposes to offer or sell any new securities, the company must first offer such new securities to certain stockholders designated as major investors.

Rights of First Refusal

The Company has the right of first refusal to buy any shares offered by certain stockholders designated as key stockholders. For any portion not purchased by the Company, the stockholders designated as major investors shall have a right a first refusal to purchase those shares.

Warrants

The following is a summary of warrants for the six months ended June 30, 2026:

	Warrants	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
Outstanding at December 31, 2025	200,000	$0.61	2.38
Granted	–	–	–
Outstanding at June 30, 2026	200,000	$0.61	1.38

Vested and expected to vest at June 30, 2026	200,000	$0.61	1.38
Exercisable at June 30, 2026	200,000	$0.61	1.38

In connection with the Premiere Ventures LLC notes (see Note 10), the Company issued 100,000 warrants to purchase Class A common stock. The warrants have an exercise price of $0.01 per share, are immediately exercisable and have a term of 5 years. The fair value of the warrants was $61,782, which was recognized as a debt discount and will be amortized to interest expense over the life of the notes.

At June 30, 2026, all outstanding warrants were fully vested and there was no remaining unrecorded compensation expense.

F-20

Stock-based compensation

The Board is authorized to grant profits interest shares to individuals in exchange for services performed or to be performed for the Company. The total number of shares available for issuance under the plan is 4,788,202. Such shares are intended to be profits interests, as defined by the Internal Revenue Code, and are subject to terms and conditions set forth in each share grant agreement. The grants are subject to a vesting schedule as specified in each grant agreement.

The fair value of each grant is estimated by the Company based on the price of LLC membership units purchased for cash in 2018, discounted by 50% to address illiquidity and a significant profit hurdle. No shares were granted during the six months ended June 30, 2025. Stock-based compensation expense included in salaries, wages and benefits was $0 and $0 for the six months ended June 30, 2026, and 2025, respectively.

Unrecognized compensation related to unvested stock awards at June 30, 2026, is $0.

Each profits interest grant includes a profits interest hurdle for such shares on the basis of the liquidation value of the profits interest shares immediately prior to the issuance of such profits interest shares.

12.	RELATED PARTY TRANSACTIONS

At June 30, 2026, accounts payable includes a total of $113,235 due to The Ramble Hotel in which the Death & Co Denver company operates. This includes: $23,603 for repairs, maintenance, utilities and other recurring shared expenses, $33,172 for sales percentage rent, $13,537 for base rent and $42,923 for event commission rent. Accounts payable as of June 30, 2026, was $1,191,512.

At June 30, 2026, accounts receivable includes a total of $198,416 due from The Ramble Hotel in which the Death & Co Denver company operates. This includes: $37,676 for guest room charges and $160,740 for June 2026 events.

During the six months ended June 30, 2026, the Company engaged Jenna Kaplan, the spouse of the CEO, to provide consulting services. Total expenses incurred for these services amounted to $40,800.

13.	SEGMENT INFORMATION

The Company’s operating segments consist of its bar and restaurant operations (Death & Co. East Village, LLC, Death & Co. Denver, LLC, Death & Co. LA, LLC, Death & Co. DC, LLC and Close Company Nashville, LLC), consulting and management services (Proprietors, LLC), and merchandise sales. The operations of Gin & Luck Hotel Holdings have consisted of investments in joint ventures. Death & Co. Proprietors, LLC has no revenue, expenses, assets or liabilities as of June 30, 2026, or June 30, 2025.

F-21

Segment information is presented below:

	2026	2025
Revenues:
Bar and restaurant operations	$7,123,467	$6,430,432
Merchandise sales	206,401	249,622
Consulting and management services	239,554	21,932
Community membership	51,599	–
	$7,621,022	$6,701,986

Income (loss) from operations:
Bar and restaurant operations	$(2,147,526)	$(2,201,207)
Merchandise sales	(109,995)	(33,020)
Consulting and management services	138,655	–
Community membership	(115,361)	–
	$(2,234,227)	$(2,050,243)

Total Assets
Bar and restaurant operations	$13,186,009	$11,321,905
Merchandise sales	205,186	218,369
Consulting and management services	22,373	11,338
Community membership	353,939	–
	$13,767,507	$11,551,612

14.	EARNINGS PER SHARE

Earnings per share is computed by dividing net income (loss) available to common shareholders by the number of shares of common stock outstanding as of the end of the reporting period. At June 30, 2026, there are no differences between basic and diluted earnings per share.

The following table sets forth the calculation of basic and diluted earnings per share at June 30, 2026, and 2025:

	Six Months Ended
	June 30,
	2026	2025
Numerator:
Net loss	$(2,234,227)	$(2,050,243)
Denominator:
Weighted average common shares outstanding - basic & diluted	14,093,219	14,093,219
Net loss per share - basic & diluted	$(0.16)	$(0.15)

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			Six Months Ended
		Exchange	June 30,
	Shares	Ratio	2026	2025
Series A convertible preferred stock	3061653	1	3061653	3061653
Series B convertible preferred stock	6847022	1	6847022	6847022
Series C-1 convertible preferred stock	3325541	1	–	3325541
Series C-2 convertible preferred stock	754095	1	754095	754095
Total potentially dilutive shares			13988311	13988311

15.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating lease agreements for bar locations. The Company is also obligated under a number of non-cancelable operating lease agreements for equipment, which are not significant to the financial statements taken as a whole.

Gin & Luck, Inc.

The Company was obligated under a non-cancelable lease agreement for office space in Los Angeles, California. The lease required minimum monthly payments of $3,928. The lease expired in September 2020 and was not renewed.

Death & Co. Denver, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Denver, Colorado. The lease requires minimum monthly payments of $10,319 and $10,628 for the period from January 1, 2022, to April 30, 2022, and from May 1, 2022, to April 4, 2023, respectively. The minimum monthly rent increases annually up to $13,518 as of May 1, 2027. The lease expires in April 2028 and includes two options to renew for terms of five years each.

The Company has an agreement with the hotel in which it operates, under which the hotel subsidizes certain labor expenses related to morning kitchen service staff. The hotel also oversees event scheduling for which the company provides food, beverages and labor.

As a result of the COVID-19 pandemic, all monthly rentals were waived from December 2020 to February 2021. The minimum monthly rental was deferred from March 2021 to June 2021, and 50% of the minimum base monthly rental was deferred from July 2021 to December 2021. Rental payments equal to 5% of sales, exclusive of special event sales, remain due from March 2021 through December 2021. Total deferred rent of $135,189 will be paid over the final 60 months of the lease term, commencing in May 2023.

Death & Co. East Village, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in New York. The lease requires minimum monthly payments of $6,750 and $7,080 for the period from January 1, 2022, to September 30, 2022, and from October 1, 2022, to September 30, 2023, respectively.

F-23

The minimum monthly rent increases annually up to $8,600 as of October 1, 2026. The lease expires in September 2027. This lease was renewed in August 2022 (Note 11).

As a result of the COVID-19 pandemic, monthly rentals have been reduced based on operating capacity as permitted by local health authorities. Starting in November 2020, this location was permitted to operate at 25% capacity and paid 25% of its monthly rental. By July 2021, the location was operating at 100% capacity and paid 100% of its monthly rental.

The lease for Death & Co. East Village, LLC was renewed in August 2022 for an additional term of five years, terminating in September 2027. The minimum monthly rent for the extension term starts at $7,080 and increases annually up to $8,600 by the final year.

Death & Co. LA, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Los Angeles, California. The lease requires minimum monthly payments of $10,325. The minimum monthly rent increases annually up to $14,721 as of June 1, 2033. The lease expires in May 2034 and includes two options to renew for terms of five years each.

Death & Co. DC, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Washington, D.C. The lease requires minimum monthly payments of $10,156. The minimum monthly rent increases annually up to $18,758 as of July 1, 2031. The lease expires in June 2032 and includes options to renew one additional term of five years.

The lease was signed for Death & Co DC on March 16, 2022, at 124 Blagden Alley NW, Washington, DC 20001 with a security deposit paid of $50,778.30. The current lease rate is $11,198.58 and increases annually up to $18,758.48 in 2032.

The lease was signed for Death & Co DC on March 16, 2022, at 124 Blagden Alley NW, Washington, DC 20001 with a security deposit paid of $50,778.30. The current lease rate is $11,198.58 and increases annually up to $18,758.48 in 2032.

Close Company Nashville LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Nashville, TN. The lease requires minimum monthly payments of $13,102.50. The minimum monthly rent increases annually up to $15,658.70 as of December 1, 2034. The lease expires in November 2035 and includes options to renew one additional term of five years.

Little Company Atlanta LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Atlanta, GA. The lease requires minimum monthly payments of $9,533.33. The minimum monthly rent increases annually up to $13,470.35 as of November 1, 2039. The lease expires in October 2040 and includes options to renew one additional term of five years.

F-24

Supplemental cash flow information related to leases are as follows:

	Six Months Ended
	June 30,
	2026	2025
Cash payments on lease liabilities	$386,049	$243,981

At June, 2026, after lease modifications due to the COVID-19 pandemic, future minimum lease payments under the Company’s non-cancelable operating leases are estimated to be as follows:

Operating
Year Ended December 31,	Leases
2026	$784,998
2027	818,330
2028	785,960
2029	802,860
2030	820,219
Thereafter	3,578,894
Total lease payments	7,591,261
Less imputed interest	(956,668)
Total lease obligations	6,634,593
Less current lease obligations	(697,068)
Long-term lease obligations	$5,937,525

Legal Matters

The Company is a party to various claims, complaints, and other legal actions that have arisen from time to time in the ordinary course of business. The Company believes that the outcome of such pending legal proceedings will not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through September 15, 2026, the date on which the consolidated financial statements were available to be issued.

F-25

ITEM 4.	INDEX TO EXHIBITS

The following exhibits are filed herewith or incorporated by reference, as set forth in the Exhibit Index below.

2.1*	Second Amended and Restated Certificate of Incorporation
2.2*	Certificate of Correction of Articles of Incorporation
2.3*	Form of Certificate of Amendment
2.4*	Bylaws
3.1*	Second Amended & Restated Investors’ Rights Agreement
3.2*	Second Amended & Restated Voting Agreement
4.1*	Form of Series C-1 Preferred Stock Subscription Agreement
6.1*	TA Agreement with DealMaker
6.2*	Regulation A Services Agreement
99.1*	Form of Board Consent
99.2*	Form of Stockholder Consent

*Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Wilmington, Delaware, on September 28, 2026.

Gin & Luck Inc.

By: /s/ David J. Kaplan
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

/s/ David J. Kaplan
David J. Kaplan, Director
Date: September 28, 2026

By: /s/ Alex Day
Alex Day, Director
Date: September 28, 2026

By: /s/ Leland O’Connor
Leland O’Connor, Director
Date: September 28, 2026

By: /s/ William Spurgeon
William Spurgeon, Director
Date: September 28, 2026

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